EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Emdeon Corporation for the registration of $300,000,000 of its 3 1/8% Convertible Notes due 2025 and shares of its common stock issuable upon conversion of the Notes and to the incorporation by reference therein of our reports dated March 16, 2005, with respect to the consolidated financial statements and schedule of Emdeon Corporation, Emdeon Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Emdeon Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey
December 16, 2005